

July 8, 2011

Via E-mail
Peter J. Moerbeek
Executive Vice President, Chief Financial Officer
Primoris Services Corporation
2100 McKinney Avenue
Suite 1500
Dallas, Texas 75201

> **Re:** **Primoris Services Corporation**
> **Amendment No. 1 to the Registration Statement on Form S-3**
> **Filed July 1, 2011**
> **File No. 333-174602**

Dear Mr. Moerbeek:

We have limited our review of your registration statement to those issues we have addressed in our comments.

General

1. We note that the representations you included in your response letter do not conform to the representations we requested in our letter dated June 21, 2011. In your next response letter, please provide the representations exactly as set forth below:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cover Page of the Prospectus

2. Please disclose the offering price on the cover page. If selling stockholders will sell at market prices, please so state. We note the disclosure in the Plan of Distribution section.

Incorporation of Certain Information By Reference, page 15

3. Please specifically incorporate by reference the Form 8-K filed on July 1, 2011. Please refer to Compliance Disclosure and Interpretations, Securities Act Forms, Question 123.05, available on the Corporation Finance section of our website.

Exhibits, page II-3

4. We note your response to comment eight in our letter dated June 21, 2011; however, we reissue the comment in part. It is unclear to us why you have included an Underwriting Agreement in the exhibit index. We note your disclosure on page 15 that the selling shareholders have represented to you that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sales of the shares of common stock and that there is no underwriter or coordinating broker acting in connection with a proposed sale of the selling shareholder shares. Please tell us why you have chosen to include an Underwriting Agreement in the exhibit index or revise your disclosure accordingly.

Undertakings, page II-4

5. We note your response to comment nine in our letter dated June 21, 2011; however, we reissue the comment in part. It is unclear to us why you chose to include the Rule 430A undertaking as it does not appear that Rule 430A applies to this offering. Please advise or revise your disclosure accordingly.

You may contact Jessica Kane at (202) 551-3235 or Craig Slivka at (202) 552-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long

cc: Via E-mail
Jeffrey P. Berg, Esq.
Baker & Hostetler LLP
12100 Wilshire Boulevard
15th Floor
Los Angeles, CA 90025